DYNAMIC OIL & GAS, INC.

Suite 230 - 10991 Shellbridge Way, Richmond, British Columbia V6X 3C6

INFORMATION CIRCULAR

(As at May 5, 2004, except as indicated)

This management information circular is furnished in connection with the solicitation of proxies by the management of DYNAMIC OIL & GAS, INC. (the “Company”) for use at the annual general and extraordinary meeting of the Company to be held on Friday, June 18, 2004 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

NOTICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common shares in their own name. Please read this section carefully.

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company. Such Common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial

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Shareholders have waived the right to receive Meeting materials. Every broker or intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker and is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered Shareholder receive such a form and wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders in the form and insert the non-registered Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Independent ADP Investor Communications (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of Common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

All references to Shareholders in this Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 60,000,000 common shares without par value (the “common shares”), of which 22,207,311 common shares are issued and outstanding as at May 5, 2004. The holders of common shares (“shareholders”) are entitled to one vote for each common share held. Holders of common shares of record at the close of business on May 5, 2004 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares. On resolutions to be voted upon that are set out in this Information Circular, the required majority of the votes cast in person or by proxy at the meeting voting in favour of the motion necessary to pass those resolutions is set out immediately above the resolution.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Company.

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VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXY IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY BALLOT (UNLESS OTHERWISE INDICATED ON THE PROXY) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

REVOCABILITY OF PROXY

The persons named in the accompanying form of proxy are directors or officers of the Company.

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or with the chairman of the meeting prior to the commencement of the meeting.

ELECTION OF DIRECTORS

The Company will propose at the annual general meeting two resolutions with respect to the election of directors. First, shareholders will be asked to fix the number of directors at seven. Second, shareholders will be asked to consider two nominations for the position of director (of which management’s nominees are listed below). At the annual general meeting held on August 27, 1998, shareholders approved amending the Articles of the Company to provide that approximately one-third of the members of the Board of Directors be elected annually for three-year terms. As a result, two directors are to be elected at this annual general meeting for a three-year term. At the 2003 annual general meeting, John A. Greig, Jonathan A. Rubenstein and William B. Thompson were elected to serve until 2006. At the 2002 annual general meeting, John Lagadin and David J. Jennings were elected to serve until 2005. At the 2001 annual general meeting, Donald Umbach and Wayne J. Babcock were elected to serve until 2004. Directors chosen to fill vacancies on the Board of Directors shall hold office until the next election of the class for which directors shall have been chosen, or until the shareholders duly elect their successors.

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Management of the Company proposes to nominate Wayne J. Babcock and Donald K. Umbach for election as directors for a three-year term. Information concerning those persons and other directors whose term of office will continue after the annual general meeting, as furnished by those individuals, is as set out in the following table:

				Number of
				Common
				Shares
	Principal Occupation or		Year	beneficially
	employment and, if not a		that	owned or,
	previously elected	Previous	Term of	directly or
Name, Municipality of Residence	director, occupation	Service	Office	indirectly
and Position	during the past 5 years	as a Director	Expires	Controlled(7)

WAYNE J. BABCOCK	President and Chief	Since April 11,	2004(5)	1,153,607
President, Chief Executive Officer	Executive Officer	1980
and Director
Vancouver, B.C.

DONALD K. UMBACH	Vice-President and Chief	Since	2004(6)	540,254
Vice-President and Chief Operating	Operating Officer	August 26,
Officer,		1988
Surrey, B.C.

DAVID J. JENNINGS (3)	Barrister and Solicitor,	Since August	2005	Nil
Director	Irwin, White & Jennings	24, 1999
North Vancouver, B.C.	(1999 to present), Partner,
	DuMoulin Black (1995-99)

JOHN A. GREIG (1)(3)	Geologist,	Since July 13,	2006	113,077
Director	Chairman/Director of	1990
Delta, B.C.	Cumberland Resources
	Ltd.; Director of: Eurozinc
	Mining Corp., Diamondex
	Resources Ltd., and
	Blackstone Ventures Inc.

JOHN LAGADIN (4)	Geological Engineer,	Since August	2005	Nil
Director	President of J.L Transport	17, 2000
Calgary, Alberta	Inc., Independent
	Businessman.

JONATHAN RUBENSTEIN(1)(2)(3)	Vice-President of	Since July 13,	2006	27,063
Director	Corporate Affairs for	1990
Vancouver, B.C.	Sutton Resources Ltd.

WILLIAM B. THOMPSON(1)(2)(4)	Geophysicist and	Since	2006	Nil
Director	Geoscientist Consultant	December 17,
Kelowna, B.C.	(2001 to 2002) and	2002
	Manager & Vice-President
	Petro-Canada (1976 to
	2000)

(1)	The Company is required to have an audit committee, of which these persons are members.

(2)	These members qualify as “financial experts” under US regulatory requirements and each is independent and financially literate for the purposes of Canadian regulatory requirements.

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(3)	The Company has a corporate governance committee and a compensation committee. These persons are members of both of these committees.

(4)	The Company has an audit reserves committee, of which these persons are members.

(5)	If re-elected, Mr. Babcock would serve until the Annual General Meeting of Year 2007.

(6)	If re-elected, Mr. Umbach would serve until the Annual General Meeting of Year 2007

(7)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 5, 2004, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

EXECUTIVE COMPENSATION

The following table (presented in accordance with applicable Canadian securities regulations (the “Regulation”) sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial reporting periods (to the extent required by the Regulation) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2003 and the other four most highly compensated executive officers of the Company as at December 31, 2003 whose individual total compensation for the year ended December 31, 2003 exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an officer as of December 31, 2003 (collectively “the Named Executive Officers”).

Summary Compensation Table
		Annual Compensation(1)			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year(2)	Salary $	Bonus $	Other Annual Compensation(3) $	Securities Under Options/SARs Granted(4)	Restricted Shares or Restricted Share Units	LTIP Payouts(5)	All Other Compensation
Wayne J. Babcock President, CEO	Dec. 2003 Dec. 2002 Mar. 2002	152,310 85,210 112,008	Nil Nil Nil	2,491,351 199,738 318,841	120,000 305,000 305,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donald K. Umbach Vice President, COO	Dec. 2003 Dec. 2002 Mar. 2002	143,096 85,210 112,008	Nil Nil Nil	2,491,251 199,738 318,841	120,000 260,000 260,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David G. Grohs, Vice- President, Production	Dec. 2003 Dec. 2002 Mar. 2002	140,805 102,701 133,875	53,000 20,250 Nil	Nil Nil Nil	6,666 30,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael A. Bardell, CFO & Corp. Sect’y	Dec. 2003 Dec. 2002 Mar. 2002	104,300 74,275 100,000	20,000 30,500 33,500	Nil Nil Nil	63,333 135,000 135,000	NIL Nil Nil	NIL Nil Nil	Nil Nil Nil

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		Annual Compensation(1)			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year(2)	Salary $	Bonus $	Other Annual Compensation(3) $	Securities Under Options/SARs Granted(4)	Restricted Shares or Restricted Share Units	LTIP Payouts(5)	All Other Compensation
James R. Britton(6) Vice President, Exploration	Dec. 2003 Dec. 2002 Mar. 2002	79,363 54,774 72,000	Nil Nil Nil	2,491,351 199,738 318,841	60,000 135,000 135,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)(2)
Dec. 2003 includes the twelve month period January 1 – December 31, 2003. In 2002, the Company changed its financial year end from March 31 to December 31 effective December 31, 2002. As a result, the transition year from the old financial year to the new financial year was the nine-month period ended December 31, 2002. “Annual Compensation” amounts for December 2002 cover the nine months ended December 31, 2002 rather than a twelve-month period.

(3)
The Other Annual Compensation paid during reporting periods is in respect to payments made to each of the Named Executive Officers pursuant to royalty agreements previously approved by shareholders. During the period January 1 to July 7, 2003, amounts paid pursuant to each of the three overriding royalty agreements was $319,351. On July 7, 2003, the Company repurchased from each of the three Company officers, gross overriding royalty interests that previously burdened total current and future corporate production by 1%. The Company paid an aggregate of $6,516,000 to eliminate the obligations under the three overriding royalty agreements. The aggregate purchase price was paid by the issuance of 1,050,666 common shares of the Company and the payment of $1,000,000 in cash. The number of common shares was based on a price of $5.25 per share, such price having been determined according to a daily volume-weighted average price formula applied to recent trading as required by the rules of the Toronto Stock Exchange.

(4)	Total number of stock options exercisable by the Named Executive Officers at the end of each reporting period noted. No stock appreciation rights (“SARs”) have been granted by the Company.

(5)	Long-Term Incentive Plan (“LTIP”)- any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year.

(6)	Mr. Britton retired from the Company effective October 27, 2003.

During the year ended December 31, 2003, the Company paid cash compensation to its officers in the aggregate sum of $2,650,927. This amount includes a non-repetitive sum of $1,958,053 paid pursuant to royalty agreements as described in Note 3 above.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation may be paid or distributed by the Company as an incentive for performance.

Option/Stock Appreciation Rights (“SAR”)
Grants during Year Ended December 31, 2003

The following table sets forth details of all grants of stock options to purchase shares of the Company to each of the Named Executive Officers during the year ended December 31, 2003.

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Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Wayne J. Babcock	35,000	13%	4.66	4.36	July 15, 2008
Donald K. Umbach	35,000	13%	4.66	4.36	July 15, 2008
David G. Grohs	20,000	8%	4.66	4.36	July 15, 2008
Michael A. Bardell	20,000	8%	4.66	4.36	July 15, 2008
James R. Britton	15,000	6%	4.66	4.36	July 15, 2008

Options/SAR Exercises in Year Ended December 31, 2003
and December 31, 2003 Year-End Option/SAR Values

The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options during year ended December 31, 2003 by each of the Named Executive Officers, the number of stock options held as at the end of December 31, 2003 by each of the Named Executive Officers and the value of unexercised in-the-money options/SAR’s on an aggregated basis as at the end of December 31, 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at December 31, 2003 Year-End (#) (1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR’s at December 31, 2003 Year-End ($) (1)(2) Exercisable/ Unexercisable
Wayne J. Babcock	205,000	569,900	120,000/75,000	511,000/239,000
Donald K. Umbach	160,000	444,800	120,000/75,000	511,000/239,000
David G. Grohs	60,000	202,900	6,666/63,334	30,330/231,470
Michael A. Bardell	85,000	236,300	63,333/46,667	270,665/154,135
James R. Britton	85,000	236,300	60,000/35,000	255,500/115,600

(1)	As freestanding SARs have not been granted, the numbers relate solely to stock options.

(2)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The Toronto Stock Exchange on December 31, 2003, less the exercise price of in-the-money stock options.

Option and SAR Repricings

The Company did not reprice any stock options under the Stock Option Plan or otherwise during December 31, 2003 to each of the Named Executive Officers.

Stock Option Plans

2003 Stock Option Plan

As of May 5, 2004, the Company has outstanding stock options to purchase 1,659,634 common shares. These options are all non-transferable and have been granted to employees, officers and directors of the Company and persons providing ongoing management and consulting services to the Company. These options have been granted pursuant to: (a) the Company’s current stock

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option plan (the “2003 Plan”) established on June 19, 2003, (b) the Company’s 2002 Stock Option Plan (the “2002 Plan”) established on August 22, 2002, (c) the Company’s 1998 Stock Option Plan (the “1998 Plan”) established on August 27, 1998 and amended by shareholders on August 17, 2000, (d) the 1991 Stock Option Plan (the “Old Plan”) established on August 9, 1991 and amended by shareholders on August 26, 1992.

Each option under the 1998 Plan and the 2002 Plan expires on the earlier of (i) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement, voluntary resignation or termination other than for cause; (ii) immediately upon the optionee ceasing to be a person qualified to receive an option, if as a result of termination for cause; (iii) ten years from the date the option is granted (although such term is at present reduced to five years pursuant to the existing policy of the Board of Directors with respect to options granted to directors, officers, employees and consultants); and (iv) 365 days after the optionee dies, retires in accordance with the Company's retirement policy or is permanently disabled. The options granted under the 1998 Plan and the 2002 Plan may vest over time as determined by the Board of Directors at the time of grant. If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested. The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

The 2003 Plan authorizes and reserves for issuance 2,055,119 common shares, representing that number of shares equal to 10% of the issued and outstanding share capital of the Company in June 2003. Each option under the 2003 Plan expires on the earlier of (i) five (5) years from the date the option is granted; and (ii) three (3) years after the director, officer or employee ceases to be a director, officer or employee of the Company, for whatever reason. Any option issued will not expire until the end of the original term of the option, notwithstanding that the holder of the option has ceased to be a person qualified to receive an option by virtue of early retirement, voluntary resignation, termination other than for cause, termination for cause or the death of the optionee. The options granted under the 2003 Plan may vest over time as determined by the Board of Directors. If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested. The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX. Under the 2003 Plan, the Board of Directors is entitled to suspend, terminate or discontinue the incentive plan or amend or revise the terms of the incentive plan, subject to the approval, in certain circumstances, of the TSX and the shareholders of the Company. The Board of Directors may delegate their responsibilities to administer the 2003 Plan to a Committee of independent directors.

Shareholder approval will be sought at the Meeting to increase the number of common shares authorized under the 2003 Plan to 2,170,731. See “Particulars of Other Matters to be Acted Upon”.

2003 Stock Bonus Plan

Under the 2003 Stock Bonus Plan (the “Bonus Plan”), directors, officers and employees who are deemed to have provided extraordinary contributions to the Company are eligible to receive grants of common shares of the Company (the “Bonus Shares”) as determined by the independent

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directors. Bonus Shares will be awarded based upon the review of the performance of the director, officer or employee, and the Bonus Shares will be granted as compensation for that performance by the eligible director, officer or employee. The Bonus Plan provides for a total of 50,000 Bonus Shares in the aggregate to be issued to eligible directors, officers or employees.

The issue price for each Bonus Share will also be based on the closing price of the shares of the Company for the trading day immediately preceding the date of the issue of the Bonus Shares.

The maximum number of Bonus Shares and options under the 2003 Plan available to any one eligible director, officer or employee under the Bonus Plan and the 2003 Plan is 5% of the outstanding shares of the Company.

The maximum number of Bonus Shares issuable under the Bonus Plan and the maximum number of shares issuable under the 2003 Plan is in aggregate 2,105,119 common shares.

Retirement and Pension Plans

The Company does not provide any retirement or pension plan benefits to its directors or executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts

As at the end of December 31, 2003, the Company had employment contracts with all of the Named Executive Officers, other than for Mr. James Britton. Each of the contracts provides for standard employment provisions including salary, benefits, vacation time, non-competition and confidentiality provisions. In addition, each of the contracts requires the Named Executive Officer not to voluntarily leave the employ of the Company during actions taken by third parties to acquire control of the Company. If a Named Executive Officer resigns within six months of a change of control of the Company for the sole reason that a change of control of the Company has occurred, the Named Executive Officer may receive a severance package including an amount equal to 12 months salary and the economic benefit of any stock options then outstanding. If the Named Executive Officer is terminated by the Company without cause, a severance package including an amount equal to 24 months salary, the economic benefit of any stock options then outstanding, and certain health and insurance benefits for a period not to exceed 12 months.

In the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, the Company did not have any other compensatory plan or arrangement as at December 31, 2003 in respect of compensation received or that may be received by the Named Executive Officers.

Compensation Committee

In 1991 the Company established its Compensation Committee (the “Compensation Committee”) for the purpose of considering and making recommendations to the Board of Directors for appropriate compensation packages for the Company’s executive officers and directors. The guiding philosophy of the Compensation Committee in determining compensation for executives has been to provide a compensation package that is flexible, entrepreneurial and geared towards attracting, retaining and motivating executive officers. The policies of the

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Compensation Committee will encourage performance by executives to enhance the growth and profitability of the Company. Achievement of these objectives will contribute to an increase in shareholder value. The Compensation Committee expects to accomplish this through defining the key components for executive officer compensation, being a base salary comparable to executive salaries in established junior peer group companies, and long-term incentives in the form of stock options. Short-term incentives in the form of a cash bonus could be paid for significant contributions to the Company. In combination, these elements are designed to recognize those activities of management that advance the short and long-term business objectives of the Company. The Compensation Committee meets as required, but not less than annually.

The Compensation Committee consists of three independent outside directors of the Company, namely, Mr. Rubenstein (Chair), Mr. Greig and Mr. Jennings. None of the members of the Compensation Committee have any indebtedness to the Company nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction during the year ended December 31, 2003 which has materially affected or would materially affect the Company.

Report of the Compensation Committee

The Compensation Committee met several times during the year ended December 31, 2003.

Royalties Acquired

The Company has never had a pension plan or provided compensation in the form of any plan intended to serve as incentive for long term performance greater than one financial year. However, the shareholders previously approved royalty agreements with Named Executive Officers whereby the Company paid annually an overriding royalty interest of 1% of the Company’s share of gross monthly production of all petroleum substances produced or deemed to be produced and marketed from or allocated to each well on all lands acquired by the Company since June 1, 1986 (two Named Executive Officers) and since June 1, 1987 (the third Named Executive Officer). During the year ended December 31, 2003, the Compensation Committee of the Board of Directors negotiated and reached agreements with each of Mr. Wayne J. Babcock, Mr. Donald K. Umbach and Mr. James R. Britton to repurchase the overriding royalty interests for an aggregate purchase price of $6,516,000. Under the terms of the repurchase documents, the aggregate purchase price was paid by the issuance of 1,050,666 common shares of the Company and the payment of $1,000,000 in cash. The number of common shares issued was based on a price of $5.25 per share, such price having been determined according to a daily volume-weighted average price formula applied to trading at the time of the repurchase as required by the rules of the TSX. The Compensation Committee and the independent directors of the Company determined that the purchase price was fair based upon reports by Sproule Associates Limited of Calgary, Alberta, a fairness opinion prepared by Octagon Capital Corporation of Toronto, Ontario, and input from other advisors. The repurchase transaction was completed on July 7, 2003.

Options and Bonus Shares

During the year ended December 31, 2003, members of the Compensation Committee recommended, and the Board of Directors approved, the granting of 138,500 options to employees of the Company. There were no option re-pricings during the year ended December 31, 2003. The Compensation Committee also affirmed a recommendation from the President and the Chief Operating Officer for the distribution of a special cash bonus to the Vice President, Production reflecting exceptional performance. There were no distributions of bonus shares this year pursuant to the discretion to issue such shares. This addition to our Stock Option Plan was approved at the 2003 Annual General Meeting. The Committee intends to continue a conservative approach to the use of these bonus shares.

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Salaries and Bonuses

Since 1999 the Compensation Committee has retained the services of William M. Mercer Inc. (“Mercer”) of Calgary, Alberta to conduct thorough executive compensation reviews. As a result of the Mercer report received in 2003, the Compensation Committee found that the salary levels of the Company’s executives were “outside and below the ranges of salaries for executives in comparable positions in the peer group of oil and gas producing companies”. As a result of this, and following the closing of the Company’s acquisition of the aforementioned royalties, the Committee resolved to increase the base salary levels of each of the President and Chief Executive Officer, and the Vice President and Chief Operating Officer and also to institute discretionary bonus provisions in the employment arrangements for these officers. The distribution of such bonuses by the Committee for the 2003 fiscal year has not yet been considered.

After giving effect to these adjustments, the salary of each of these two executives are below the mean of the salaries paid for the same position by a selected peer group of companies. No subsequent increases, other than cost of living increases, have been made to the salary levels for the year ended December 31, 2003.

The Committee considers it prudent to ensure that remuneration arrangements for key executives are competitive with its peers and include an element of reward where warranted to reflect above-average performance.

The Compensation Committee further resolved that, consistent with the peer group of companies, all the above executive positions would be eligible for discretionary stock option participation.

Retirement Payment

Jim Britton was paid a retirement amount of about $19,000 to reward him at the end of his many years of service to the Company.

We consider that we get excellent value for the compensation paid to our employees.

Respectfully submitted,

Jonathan Rubenstein, Chairman
John Greig
David Jennings

Comparative Shareholder Return Performance Graph

The graph below compares the yearly percentage changes in the cumulative total shareholder return on the Company’s shares against the cumulative total shareholder return on the S&P/TSX Composite Index and the TSX Oil and Gas Producers Index from the commencement of the five fiscal reporting periods ended March 31, 2000, 2001 and 2002 and December 31, 2002 and 2003, assuming a $100 initial investment with all dividends reinvested.

Year Ended(1)	S&P/TSX Composite Index		TSX Oil and Gas Producers Index		Dynamic Oil & Gas, Inc. Closing Prices
	Index Value	Relative Value	Index Value	Relative Value	CAD $	Relative Value
Mar. 31, 2000	20,277.29	100	4,938.65	100	1.70	100
Mar. 31, 2001	16,503.59		7,186.91		1.88
Mar. 31, 2002	17,308.41		8,404.05		1.95
Dec. 31, 2002	14,782.01		8,341.44		3.82
Dec. 31, 2003	18,238.55		10,043.37		6.30

(1)
The Company changed its financial year end from March 31 to December 31 effective December 31, 2002. As a result, the transition year from the old financial year to the new financial year is the nine-month period ended December 31, 2002. April 1, 2002 has been used as the year end date instead of March 31, 2002, as the Toronto Stock Exchange was not open for trading on March 31, 2002.

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Comparison of Cumulative Total Shareholder Return (“CSR”) on Common Shares of the Company and the (i) S&P/TSX Composite Index, and (ii) TSX Oil and Gas Producers Index

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are paid cash compensation from the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during Fiscal 2003 or subsequently, up to and including the date of this Information Circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to directors, officers, employees and consultants. At the 2000 annual general meeting, shareholders approved an amendment to the stock option plan that replaced discretionary grants of options to independent directors with a predetermined number of options granted twice a year. The Company granted 152,500 stock options to the independent directors pursuant to the shareholder approved mandatory provisions of the plan during the year ended December 31, 2003.

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STATEMENT OF CORPORATE GOVERNANCE POLICIES AND PRACTICES

Requirements

Since the Company is listed on the Toronto Stock Exchange (the “TSX”) and the National Association of Securities Dealers Automated Quotation (“Nasdaq”), the Company is required to comply with the corporate governance rules and guidelines of both the TSX and Nasdaq, as well as the rules of both Canadian and U.S. securities regulators.

The TSX requires that listed companies disclose their policies with respect to corporate governance in their annual reports or information circulars. This disclosure must be made with reference to the TSX effective corporate governance guidelines (the “TSX Guidelines”).

The Company’s Board of Directors has reviewed the TSX Guidelines and the Company’s own corporate governance practices. The Company’s policies and practices are compared to the TSX Guidelines in Schedule “A” to this Circular, which indicates and explains the Company’s corporate governance system and its adherence to the TSX Guidelines.

Nasdaq has recently introduced new corporate governance requirements, many of which are not applicable to the Company until July 31, 2005. However, the Company is evaluating and reviewing those requirements to ensure that the Company meets the best practices of Nasdaq. The Company has adopted a Code of Ethics and Conduct that applies to all of its directors, officers, employees and consultants who provide material services to or for the Company, which is required under the new Nasdaq rules.

In early 2004, many of the Canadian securities regulators also adopted new rules governing Audit Committees which come into force at the Company’s first annual general meeting after July 1, 2004.

In addition, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”) introduced extensive corporate governance and disclosure reforms in the United States. These also apply to the Company, as its securities are listed on a United States stock exchange.

The Company’s Board of Directors have reviewed the Nasdaq rules and the Sarbanes-Oxley rules and the Company’s corporate governance practices. The Company’s policies and practices are compared to these rules in Schedule “B” to this Circular.

Based on its review of these corporate governance requirements, the Company believes that it complies with all corporate governance rules now applicable to it and intends to comply with any new or additional corporate governance standards that will be applicable to the Company in the future.

Independence of Board

Each of the TSX Guidelines, the Nasdaq rules and the Sarbanes-Oxley requirements contains provisions respecting the independence of the board of directors of companies.

Under the TSX Guidelines, an “unrelated” director is a director who is independent of

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management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests that arise as a result of shareholdings. The TSX Guidelines also make a distinction between inside directors (directors who are also members of management) and outside directors. If the nominees for election as directors are approved at the Meeting, five out of seven of the Company’s directors would be considered unrelated under the TSX Guidelines.

The TSX Guidelines also recommend that if a Company has a significant shareholder, the board of directors of the Company should also include a majority of directors who do not have interests in, or relationships with, either the Company or the significant shareholder. The TSX Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of votes for the election of the board of directors. At present, the Company is not aware of any significant shareholder.

Under both the Sarbanes-Oxley and Nasdaq rules, an independent director is determined based upon certain criteria which evaluate whether the director has a relationship with the company that would interfere with the exercise of the directors independent business judgment. These rules will become applicable to the Company on July 31, 2005. However if the nominees for election as directors are approved at the Meeting, five out of seven of the Company’s directors would be considered independent under these rules.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular under “Executive Compensation” and “Report of the Compensation Committee”, no insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person

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other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein with respect to the grant and amendment of stock options, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

AMENDMENT TO 2003 STOCK OPTION PLAN

At the Company’s 2003 annual general meeting, shareholders adopted an incentive stock option plan to incorporate the Company’s enhanced corporate governance principles into a new incentive stock option plan (the “2003 Plan”). Recently, management proposed an amendment to the 2003 Plan to increase the number of Shares reserved for issuance under the 2003 Plan by 115,612 Shares (the “Additional Shares”).

The 2003 Plan assists the Company in attracting, retaining and motivating directors, officers and employees of the Company and is administered by the Board of Directors in accordance with the rules and policies of the TSX and NASDAQ.

Shareholders are being asked to approve the listing of the Additional Shares under the 2003 Plan. Combined with the 2003 Stock Bonus Plan that provides for up to 50,000 common shares to be issued, the maximum number of bonus shares issuable under the 2003 Stock Bonus Plan and the maximum number of shares issuable under the 2003 Plan will in aggregate be, as a result of the listing of the Additional Shares, 2,220,731 common shares, which is equal to 10% of the issued and outstanding share capital of the Company.

Currently the 2003 Plan authorizes and reserves for issuance 2,055,119 common shares, representing that number of shares equal to 10% of the issued and outstanding share capital of the Company in June 2003. If the amendment to the 2003 Plan is approved, all of the shares at present under the 2003 Plan will be incorporated into the new limit so that no “double-counting” will occur. As of May 5, 2004, there were 1,659,634 options outstanding. As a result of the amendment to approve the Additional Shares, the 2003 Plan will authorize and reserve for distribution as stock options 2,170,731 common shares, representing less than 10% of the issued and outstanding share capital of the Company as of the date of this Information Circular. As a result, shareholders are being asked to approve the listing of an additional 115,612 common shares.

The exercise price for each optioned share will continue to be equal to the closing price of the shares of the Company for the trading day immediately preceding the date of the grant of the stock option.

For each option under the 2003 Plan, the term of the option expires on the earlier of (i) five (5)

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years from the date the option is granted; and (ii) three (3) years after the director, officer or employee ceases to be a director, officer or employee of the Company, for whatever reason. Any option issued will not expire until the end of the original term of the option, notwithstanding that the holder of the option has ceased to be a person qualified to receive an option by virtue of early retirement, voluntary resignation, termination other than for cause, termination for cause or the death of the optionee.

The options granted under the 2003 Plan may vest over time as determined by the Board of Directors. If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested. The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

Under the 2003 Plan, the Board of Directors is entitled to suspend, terminate or discontinue the incentive plan or amend or revise the terms of the incentive plan, subject to the approval, in certain circumstances, of the TSX and the shareholders of the Company. The Board of Directors may delegate their responsibilities to administer the 2003 Plan to a committee of independent directors.

The maximum number of shares available to any one optionee under the 2003 Plan is equal to 5% of the outstanding shares of the Company.

Pursuant to the policies of the TSX, shareholder approval for the proposed amendment to the 2003 Plan is by simple majority of the votes cast by or on behalf of shareholders represented at the Meeting. The Board of Directors recommends that each shareholder vote in favour of the resolution approving the increase in the number of shares available under the 2003 Plan by the Additional Shares.

Shareholders of the Company will be asked to pass an ordinary resolution in the following terms:

“RESOLVED, that the amendment to the 2003 Incentive Stock Option Plan to increase the number of shares subject to the 2003 Incentive Stock Option Plan from 2,055,119 to 2,170,731, representing an increase of 115,612 common shares, be approved and that the additional 115,612 common shares be approved for listing on the TSX.”

A copy of the 2003 Plan is available from the Company’s Assistant Corporate Secretary, Sharon Howatt, who can be reached by telephone at (604) 214-0550, by telecopier at (604) 214-0551, or by electronic mail at sharonh@dynamicoil.comADOPTION OF NEW ARTICLES

ADOPTION OF NEW ARTICLES

On March 29, 2004, British Columbia adopted the new Business Corporations Act to replace the existing Company Act. There are a number of differences between the Business Corporations Act and the old Company Act which include changes requested by the business community to make the laws governing British Columbia corporations more consistent with other Canadian and U.S. jurisdictions and to provide shareholders greater choice of effective governance structures. To take full advantage of the legislative opportunities offered by the new Business Corporations Act, management and the Board of Directors have reviewed the current articles of the Company

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and the new Business Corporations Act to determine what changes, if any, can provide a benefit to the Company and its shareholders. As a result of that review, management and the Board of Directors believe that it would be in the best interests of the Company to do the following:

  remove pre-existing company provisions that apply to the Company that relate to restrictions contained in the Company Act and that are no longer included in the new Business Corporations Act;

  alter its authorized capital structure to take advantage of the new Business Corporations Act; and

  adopt a new set of articles (the “New Articles”) to replace its current articles (the “Existing Articles”)

Under the new Business Corporations Act, every company incorporated under the Company Act must complete a mandatory transition rollover under the new Business Corporations Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. The only information contained in the Notice of Articles is the authorized share structure of the Company, the name of the Company, the address of the registered and records office of the Company and the names and addresses of the directors of the Company. Although this deadline is not for some time, the Company cannot alter its current articles to take advantage of many of the new provisions contained in the new Business Corporations Act until it has completed the mandatory transition rollover. Under the new Business Corporations Act, the directors of the Company are permitted to approve and complete the mandatory transition rollover, and as a result, the Company anticipates completing this mandatory transition shortly after the mailing of this Circular.

Removal of Pre-existing Company Provisions

As a pre-existing company under the old Company Act, the Company is subject to provisions contained in the new Business Corporations Act called the “Pre-Existing Company Provisions” or “PCPs”. Under the new Business Corporations Act, the Company has the option of no longer being subject to these PCPs, if shareholders approve this change. Given the Company’s status as a public company and the provisions of its proposed New Articles, only one provision of the PCPs would apply to the Company following the completion of its transition under the new Business Corporations Act. Under that provision, as formerly stipulated under the old Company Act, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer, subject to certain exceptions. The new Business Corporations Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement will, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, management believes that this requirement may be overly restrictive in future transactions, where the ability to purchase some, but not all, of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the PCPs, this requirement will no longer apply to the Company.

The PCPs also maintain the requirement under the old Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed. Under the new Business Corporations Act, with shareholder approval, the Company may reduce the level of approval for special resolutions to two-thirds of the votes cast at a general meeting. Management considers the three-quarters approval threshold to be most appropriate for fundamental changes requiring approval by special resolution. Accordingly, the proposed New Articles contain provisions that will maintain this level of approval for special resolutions.

In order to take full advantage of the flexibility offered by the new Business Corporations Act, management believes that it would be in the best interests of the Company to remove the application of the PCPs.

In order to remove the application of the PCPs, shareholders of the Company will be asked to pass a special resolution in the following terms:

“WHEREAS the Notice of Articles of the Company contains a statement that the Pre-existing Company Provisions (being those provisions set out in Table 3 of the Business Corporations Regulation under the Business Corporations Act) apply to the Company;

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AND WHEREAS it is expedient for the Company to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions;

RESOLVED, AS A SPECIAL RESOLUTION, THAT the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions.”

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

Alteration to Authorized Share Structure

Management is satisfied with maintaining both the Company’s existing one class of securities and its present number of common shares issued and issuable under options. However, under the old Company Act, the Company was required to adopt a specific number limit for its authorized (as opposed to actual issued) share capital. This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allows a company to authorize an unlimited number of shares as its authorized capital. Under the new Business Corporations Act, the Company may, if authorized by shareholders, now alter its authorized share structure to an unlimited number of shares. The Company previously had authorized the issuance of up to 60,000,000 common shares. Management believes that removing the specific number limits for the Company’s authorized share capital will be of benefit to the Company and its shareholders for the purposes of any future acquisition transactions that may require the issuance of additional common shares, and to ensure that there is always a sufficient number of common shares available for the operation of the shareholder rights plan previously adopted by shareholders. As such, management is proposing that the Notice of Articles be amended to reflect that the Company have an unlimited number of authorized common shares. Shareholders of the Company will be asked to pass a special resolution in the following terms:

“RESOLVED AS A SPECIAL RESOLUTION that:

(1)	the maximum number of common shares which the Company is authorized to issue be eliminated; and

(2)	the Notice of Articles of the Company be altered accordingly.”

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

For full particulars, please refer to the text of the proposed amended Notice of Articles, a copy of which will be submitted to the meeting and is available at any time prior to the meeting from the Company’s Assistant Corporate Secretary, Sharon Howatt, who can be reached by telephone at (604) 214-0550, by telecopier at (604) 214-0551, or by electronic mail at sharonh@dynamicoil.com.

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Approval of New Articles

In reviewing the Company’s Existing Articles to determine what changes are necessary as a result of the new Business Corporations Act, management and the Board of Directors have sought to modernize the Company’s governing rules and to provide a more effective governance structure, while maintaining as many of the existing governing provisions as possible. As a result, many of the changes to the Existing Articles contained in the New Articles do not reflect substantive changes to the content of the Articles. Rather, the proposed changes reflect the adoption of terminology or provisions that are mandated by the new Business Corporations Act. A detailed list of proposed changes from the Existing Articles to the New Articles is available from the Company for any shareholder who wishes to review them. However, set out in the attached Schedule “C” is a discussion of those changes. Shareholders are encouraged to review these changes.

In order to adopt the New Articles, including all of the changes discussed in Schedule “C” to this Circular, shareholders of the Company will be asked to pass a special resolution in the following terms:

“RESOLVED, AS A SPECIAL RESOLUTION, that the Articles of the Company be deleted and cancelled, and that the form of Articles made available to shareholders prior to the meeting and submitted to the meeting for approval, be created and adopted as the Articles of the Company in substitution for the existing Articles.”

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

For full particulars, please refer to the text of the existing Articles and the proposed New Articles, a copy of which will be submitted to the meeting and is available at any time prior to the meeting from the Company’s Assistant Corporate Secretary, Sharon Howatt, who can be reached by telephone at (604) 214-0550, by telecopier at (604) 214-0551, or by electronic mail at sharonh@dynamicoil.com.

OTHER MATTERS

Management of the Company is not aware of any matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 5th day of May, 2004.

BY ORDER OF THE BOARD:

WAYNE J. BABCOCK
President, Chief Executive Officer and Director

SCHEDULE “A”

Does the
		TSX Corporate Governance	Company
		Committee Guidelines	Align?	Comments

1.		Board of Directors should explicitly assume responsibility for the stewardship of the corporation and specifically for:
	a.	Adoption of a strategic planning process.	Yes	The Company actively manages a portfolio of oil and gas properties in Western Canada. The Company reviews on an ongoing basis new and existing properties for the purpose of efficiently allocating Company resources and maximizing returns from production. The Company’s strategy has been to focus on a number of specific projects in Western Canada. The Company’s strategy is under constant review by the Board of Directors and senior management.

	b.	Identification of specific risks and implementing risk management systems.	Yes	The Audit Committee and the Board of Directors in conjunction with the Company’s auditors will regularly review the Company’s principal operational and strategic risks and will develop any additional appropriate risk management systems deemed necessary. The Company has contracts and insurance to limit its operational liabilities and has used long-term sales contracts to address fluctuations in commodity prices.

	c.	Succession planning and monitoring senior management.	Yes	The Board of Directors has active directors. It appoints or proposes to the shareholders that they elect appropriately skilled members to the Board of Directors. The reporting structure contemplates senior management reporting to the CEO and the CEO reporting to the Board. All of senior management regularly attend and report to the Board of Directors. To date, no formal training or monitoring processes for directors have been considered necessary but will be considered as the Company grows.

	d.	Communications policy.	Yes	The Board of Directors has ensured that the Company has effective communication with its shareholders and the public. The Company provides appropriate disclosure of all material information as required by law. All material press releases are reviewed by legal counsel. The Company has had and has specific people responsible for investor relations.

	e.	Integrity of internal control and management of information systems.	Yes	The Board of Directors and the Audit Committee regularly review the adequacy of the Company’s internal controls. Internal controls and management of information are regularly upgraded as is required for the Company’s continuing and growing operations.

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Does the
		TSX Corporate Governance	Company
		Committee Guidelines	Align?	Comments

2.		Majority of directors should be “unrelated” (independent of management).	Yes	The majority of the Board of Directors are independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

3.		Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Wayne Babcock and Don Umbach are members of senior management and are the only Board Members who are related. David Jennings is a member of a law firm that provides legal services to the Company, but that position does not interfere with his ability to act with a view to the best interests of the Company and as such is independent of the Company. John Greig, John Lagadin, Jonathan Rubenstein and William Thompson are also unrelated.

4.	a.	Appoint a committee responsible for appointment/assessment of directors.	Yes	The Corporate Governance Committee has the mandate to:
(a) annually recommend candidates for the Board of Directors;
(b) review credentials of nominees for election;
(c) recommend candidates for filing vacancies on the Board of Directors; and
(d) ensure qualifications are maintained.

	b.	Composed exclusively of outside, non-management directors, the majority of whom are unrelated.	Yes	The Corporate Governance Committee is comprised of Mr. Jennings, Mr. Greig and Mr. Rubenstein.

5.		Implement a process for assessing the effectiveness of the board of directors, its committees and individual directors.	Yes	The Corporate Governance Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the Board of Directors, its committees and individual directors, and recommend improvements. The assessment process is ad-hoc. Given the small size of the Board of Directors, performance of the directors as members of the Board of Directors and its Committees is readily apparent.

6.		Provide orientation and education programs for new directors.	Yes	While there is no formal program, the Company’s operations are regularly reviewed at meeting of the Board of Directors.

7.		The board of directors should examine its size and where appropriate reduce the number of directors, with a view to improving effectiveness.	Yes	The present number of directors is seven, which allows both the CEO and COO as directors while at the same time having a majority of the directors independent of the Company.

8.		Review compensation of directors to reflect risk and responsibility.	Yes	The current policy is not to compensate any directors. Management members of the Board of Directors will not be compensated as directors.

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Does the
		TSX Corporate Governance	Company
		Committee Guidelines	Align?	Comments

9.		Committees should generally be composed of non-management directors.	Yes	All committees are composed exclusively of unrelated directors.

10.		Assign a committee responsible for approach to Corporate Governance.	Yes	The Corporate Governance Committee is generally mandated to be responsible for developing policies and implementing procedures as approved by the Board of Directors.

11.		Define limits to management’s responsibilities by developing mandates for:

	a.	the board of directors.	Yes	The Board of Directors principal responsibilities are: to plan and approve corporate strategies and goals; to ensure effective communications systems are in place among the Company, its shareholders and the public; to supervise and evaluate management, including the establishment of executive limitations; to provide oversight of the conduct of the business; and to monitor organizational performance against those goals and executive limitations to derive balanced judgments about issues confronting the Company from time to time.

	b.	the Chief Executive Officer.	Yes	The CEO’s objectives include the general mandate to maximize shareholder value and to fulfill strategic plans of the Company. The CEO is also required to formulate and propose to the directors the various strategies regarding exploration, development and future acquisitions. As a key force in the Company’s business, the CEO has no limits to his mandate but does regularly report to, and when appropriate seek approval from, the Board of Directors. The Board of Directors prescribes financial authorization for the CEO and other senior management which serves as a financial control of the Company.

	c.	board of directors should approve Chief Executive Officer’s corporate objectives.	Yes	The Board of Directors is active in the regular reviews of the Company’s strategic plan including corporate objectives.

12.		Establish structures and procedures to ensure the board of directors can function independently of management.	No	The Board of Directors is aware of the need for it to function independently of management. All the committees of the Board are, at present, only comprised of directors independent of management and the Board will establish further independent committees when independent functions are required. At present the Chairman’s function is only to call for and chair meetings of the Board and shareholders. If the Chairman is to be mandated with executive functions, then the Board will consider appointing an independent chairman at that time.

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Does the
		TSX Corporate Governance	Company
		Committee Guidelines	Align?	Comments

13.	a.	Establish an Audit Committee with a specifically defined mandate.	Yes	The Audit Committee is mandated to (i) assist the board of directors in fulfilling its fiduciary responsibilities relating to accounting and reporting practices and internal controls, (ii) review audited financial statements and management’s discussion and analysis of operations with the auditors, (iii) review the annual report and all interim reports of the auditors, (iv) ensure that no restrictions are placed by management on the scope of the auditor’s review and examination of the Company’s accounts and (v) recommend to the board of directors the firm of auditors to be nominated by the board for appointment by the shareholders at the annual general meeting.

	b.	All members should be non-management directors.	Yes	As stated above, all members of the audit committee are unrelated directors.

14.		Implement a system to enable individual directors to engage outside advisors at the Company’s expense.	Yes	The Board of Directors has formalized a process to enable individual directors to engage outside advisors, at the Company’s expense, with the authorization of the Corporate Governance Committee. As is noted above, the Audit Committee is encouraged to speak directly with the Company’s external auditors on matters pertaining to its mandate.

SCHEDULE “B”

TOPIC AND TIME FRAME FOR ADOPTION	RULE/REQUIREMENT	DOES THE COMPANY ALIGN?	COMPANY’S APPROACH
Audit Committee – Adoption of Charter (July 31, 2005)	The Company is required to certify that it has adopted a formal written Audit Committee charter under NASD Rule 4350 which must specify, among other things, the Audit Committee responsibilities and authority necessary to comply with Rule 10A-3 under the Securities Exchange Act of 1934.	Yes/No	The Company currently follows many of the practices required under a formal Audit Committee charter, however the Companyis currently reviewing this new rule and intends to comply with the rule prior to the effective date of the new rule.
Audit Committee – Approval of Related Party Transactions (January 15, 2004)	The Audit Committee is required to approve all “related party transactions” which are transactions or loans between the Company and a related party involving goods, services, or tangible or intangible assets that are (1) material to the Company or the related party, or (2) unusual in their nature or conditions. A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Company, a company controlled by any of those parties or a family member of any of those parties.	Yes	The Company has had a long standing policy to ensure that any related party transactions are approved by special committees of independent directors. As of January 15, 2004, the Audit Committee is now charged with the requirement to approve all related party transactions.
Audit Committee – Financial Expert (July 31, 2005)	The Company is required to disclose whether its Audit Committee has a financial expert and what the name of that person is.	Yes	The Company’s Audit Committee has two financial experts, being Jonathan A. Rubenstein and William B Thompson. This information is disclosed in the Company’s Form 20F.
Code of Ethics (May 4, 2004)	Under Nasdaq Rule 4350, the Company is required to disclose if it has adopted a code of conduct applicable to all its directors, officers and employees that also complies with the SEC’s “code of ethics” requirements for senior financial officers.	Yes	The Company has adopted a “Code of Conduct and Ethics”. Every director, officer, employee and consultant providing material services to or for the Company, including the principal executive officer and senior financial officers, is required to certify compliance with the Code annually.

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Other Committees (July 31, 2005)	While the Company is not required under NASD rules to have any other committees other than the Audit Committee, if it does not have a compensation committee and nominating committee, a majority of its independent directors must carry out equivalent functions. However, where the Company has such other committees, these committees must adopt written charters, and in the case of a compensation committee must determine or recommend, compensation for the CEO, without the CEO’s involvement or presence in any meetings, votes or discussions regarding such compensation.	Yes/No	The Company has three committees in addition to its Audit Committee: the Compensation Committee, the Corporate Governance Committee and the Audit Reserves Committee. The Company currently follows many of the practices required under formal Committee charters, however it does not yet have these charters in place. The Company is currently reviewing the rule and intends to comply with the rule prior to the effective date of the new rule.
Director Independence (July 31, 2005)	The Company is required to have a majority of its directors be independent. Independence is determined under NASD Rule 4200. For a director to be independent, he or she must have no relationship with the Company that would interfere with his or her exercise of independent business judgment. A director is not independent if during any time in the past 3 years, he or she (i) was an employee or a family member of an executive officer of the Company, (ii) received more than US$60,000 for services other than as a director or committee member, (iii) was affiliated with a company that received greater than US$200,000 or 5% of revenues of the Company, or (iv) was affiliated with the Company’s auditor or the Company’s internal audit function. The Company must make the initial determination and disclose the names of the independent directors and then again determine independence of each director at least annually thereafter.

	Independent directors must meet in executive session (without management) regularly during the year.	Yes	The Company complies as five of the Company’s seven directors are independent under the NASD Rule.

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Audit Committee Responsibilities (May 6, 2003 and July 31, 2005)	Among other things, Sarbanes-Oxley and the rules promulgated thereunder require that the Company’s Audit Committee:

-    be directly responsible for appointing
     compensating and overseeing the Company’s
     auditors;

-   pre-approve all audit and permissible non-audit
    services provided by the Company’s accountants;

-   establish “whistleblower” procedures for the
     receipt, retention and treatment of complaints to
     the Company regarding accounting, internal
     accounting controls or auditing matters, and for
     the confidential, anonymous submission by
     employees of accounting or auditing concerns;
     and

•    be authorized to engage, and determine funding
	for, independent legal counsel and other advisors.	Yes	The Company currently follows the practices required as of May 6, 2003. The Company is currently reviewing the new rules and intends to fully comply with the rules prior to the July 31, 2005 effective date.
Notification Requirement (July 31, 2005)	Any executive officer of the Company must promptly notify Nasdaq if they become aware of any material non-compliance with Nasdaq corporate governance requirements	Yes	The Company has advised executive officers of these requirements and as of May 5, 2004, the executive officers were not aware of any material non-compliance with the corporate governance rules applicable to the Company.

SCHEDULE “C”

Set out below is a discussion of the changes proposed under the New Articles. For full particulars, please refer to the text of the proposed New Articles, a copy of which will be submitted to the meeting and is available at any time prior to the meeting from the Company’s Assistant Corporate Secretary, Sharon Howatt, who can be reached by telephone at (604) 214-0550, by telecopier at (604) 214-0551, or by electronic mail at sharonh@dynamicoil.com.

These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the new Business Corporations Act. The New Articles also incorporate a number of non-substantive changes, including the use of the new terminology adopted under the Business Corporations Act. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the new Business Corporations Act. Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the new Business Corporations Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Delivery of Documents to Shareholders

As a result of changes under the new Business Corporations Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies

As a result of changes under the new Business Corporations Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using Internet or telephone voting services.

Dynamic Oil & Gas, Inc.	Information Circular

Directors Authority to Set Auditor’s Remuneration

Under the new Business Corporations Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The old Company Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the old Company Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the new Business Corporations Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the old Company Act. The New Articles propose that a special resolution require a majority of three-quarters of the votes cast on a resolution. Management and the Board of Directors believe that where special matters are being considered by shareholders, the higher three-quarters threshold will ensure that a greater number of shareholders consider and agree with the proposed change, and that smaller shareholders' opinions are considered.

Resolutions Required

Under the new Business Corporations Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the new Business Corporations Act reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses. Under the new Business Corporations Act, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes. Changes such as subdivision, consolidation and name changes were previously required to be approved by shareholders under the old Company Act. Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved. This is very expensive for the Company, and results in unnecessary time delays and costs.

As a result, management and the Board of Directors is proposing that the New Articles provide for the following matters to require a directors’ resolution only, and not require a shareholders’ resolution:

•	a subdivision of all or any of the unissued, or fully paid issued, shares;

•	a consolidation of all or any of the unissued, or fully paid issued, shares; and

•	a change of name of the Company.

Other capital and share structure changes will continue to require the same level of shareholder approval as before the adoption of the New Articles. Management believes that it would be in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner.

Dynamic Oil & Gas, Inc.	Information Circular

Share Issuances

Under the old Company Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. The Existing Articles also contain this limit. Under the new Business Corporations Act, however, the Company is, subject to shareholder approval, now permitted in its New Articles to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the new Business Corporations Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interests of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX and NASDAQ on share issuances and discounts and commissions, which requirements are generally far more stringent that the old Company Act provisions.

Quorum for Directors Meetings

The Existing Articles have been amended to increase the quorum requirements for meetings of the directors to a majority of directors which reflects changing corporate governance requirements. The directors believe that for corporate governance purposes, quorum requirements should be increased to ensure that as many directors as possible meet to consider Company issues.

Alternate Chairs for General Meetings of Shareholders

The New Articles contain broader provisions for the selection of an alternate chair to a meeting of shareholders if the directors or officers are unable to act in that capacity. This gives shareholders greater flexibility to elect an alternate chair should they be required to do so.

The following are changes to the provisions contained in the new Business Corporations Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be a director of the Company. These were requirements under the old Company Act. However, under the new Business Corporations Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the Board of Directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the Board of Directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the old Company Act. Under the new Business Corporations Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the new Business Corporations Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the new Business Corporations Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and contain provisions consistent with the new Business Corporations Act.

Dynamic Oil & Gas, Inc.	Information Circular

Directors Meetings

Under the new Business Corporations Act, the provisions relating to directors meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other. The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronic means, which allows for quicker and more efficient communication with directors of the Company.

Alternate Directors

Previously, the Existing Articles permitted directors to select and appoint an alternate director to serve on their behalf where a director was unable to attend a meeting. The provisions of the Business Corporations Act have been updated with respect to alternate directors and, as such, the New Articles have also been updated to clarify the procedures respecting the appointment, powers and removal of alternate directors.

Indemnity Provisions

Under the old Company Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the old Company Act. Under the new Business Corporations Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the new Business Corporations Act, the Company will be prohibited from paying an indemnity if:

(i)	the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)	the proceeding is brought against the party by the Company or an associated corporation, unless the court orders otherwise.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the new Business Corporations Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the Business Corporations Act.

Dynamic Oil & Gas, Inc.	Information Circular

Requirements for Amendments to Class or Series Rights

Under the old Company Act, where any rights or special rights attached to issued shares were to be amended in such a way that was prejudicial to the rights of a particular class or series, the following approvals were required:

(a) a separate special resolution of the particular class or series being amended;
(b) a separate special resolution of the holders of each other class or series; and
(c) a special resolution of all of the shareholders of the Company.

Under the new Business Corporations Act, the resolution under item (b) above is no longer required. As a result, the New Articles have been drafted to only require, in the case of amendments to rights or special rights attaching to a particular class or series, a separate special resolution of the particular class or series being amended and a special resolution of all of the shareholders of the Company.

Quorum Requirements for Class Meetings

Under the old Company Act, the quorum for a class meeting of holders of a particular class of shares of the Company was one person holding or representing by proxy 1/3 of the shares of that class. This requirement is also contained in the Existing Articles. The Business Corporations Act does not contain this quorum requirement. Management believes that it is impractical to require a larger quorum for the transaction of business at a class meeting than at a regular shareholders meeting, and as a result, the class meeting quorum requirement under the New Articles is the same as the quorum requirement for regular shareholder meetings.

Use of Seal

The New Articles have been amended to include the updated Business Corporations Act provisions relating to the use and attestation of the Company’s seal.